SEC **06008903** IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2005__ AND ENDING __12/31/2005__
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sovereign-American Securities, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

__1016 Collier Center Way, Suite 100__
                (No. and Street)

__Naples__   __Florida__   __34110__
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__R. Laken Mitchell   (239) 597-0128__
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Ingram, John E.__
        (Name – if individual, state last, first, middle name)

__1635 N. McFarland Blvd, Ste 502   Tuscaloosa   ,AL   35406__
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __R. Laken Mitchell__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sovereign-American Securities, Inc.__ , as of __December 31__ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

NOTARY PUBLIC-STATE OF FLORIDA
Ruth A. Stukenborg
Commission # DD506798
Expires: JAN. 12, 2010
Bonded Thru Atlantic Bonding Co., Inc.

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Sovereign-American Securities, Inc.

Financial Statements
Year Ended December 31, 2005

SOVEREIGN-AMERICAN SECURITIES, INC.
Financial Statements
Year Ended December 31, 2005

CONTENTS



INGRAM & INGRAM, LLC
CERTIFIED PUBLIC ACCOUNTANTS

JOHN E. INGRAM, C.P.A.
JOHN NEAL INGRAM, C.P.A.

Members:
Alabama Society of Certified Public Accountants
American Institute of Certified Public Accountants

1

To The Stockholder
Sovereign-American Securities, Inc.
Naples, Florida

We have audited the accompanying balance sheet of Sovereign-American Securities, Inc. as of **December 31, 2005** and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Sovereign-American Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

JOHN E. INGRAM
Certified Public Accountant
February 13, 2006

Tuscaloosa Office: 1635 N. McFarland Blvd., Suite 502, Tuscaloosa, Alabama 35406 - PH (205) 345-0420 - FAX (205) 752-9536
Birmingham Office: The Cole Centre, 1100 East Park Drive, Suite 300, Birmingham, Alabama 35235 - PH (205) 836-4821 - FAX (205) 836-4881
Hueytown Office: 131 Meadland Circle, Hueytown, Alabama 35023 - PH (205) 744-6622 - FAX (205) 744-6650

SOVEREIGN-AMERICAN SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Current Assets
    Cash in banks $ 14,634

    Total Assets   **$ 14,634**

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities $ 50

    Total Liabilities   **$ 50**

Stockholders' Equity
    Common Stock $ 20
    Paid in Capital   28,950
    Retained Earnings   (14,386)
    Total Stockholders' Equity   **$ 14,584**

    Total Liabilities & Stockholders' Equity   **$ 14,634**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Income
Fees	$ 1,412
Commissions	$ 750,800
Interest	43
Total Income	**$ 752,255**

Operating Expenses
Filing Fees and Taxes - Net	$ 18,015
Commissions	727,470
Miscellaneous Fees & Expenses	1,299
Total Expenses	**$ 746,784**

Income/(Loss) from Operations	**$ 5,471**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Contributed Capital	Retained Earnings (Deficit)	Total
Beginning Stockholders' Equity	$ 20	$ 28,950	$ (19,858)	$ 9,112
Net Income/(Loss) for Year			5,471	5,471
Stockholder Contributions (Dividends Paid)				-
Ending Stockholders' Equity	$ 20	$ 28,950	$ (14,336)	$ 14,584

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income/(Loss) $ 5,471

Net Cash Provided by Operating Activities $ **5,471**

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions from Stockholders -

Net Cash Provided by Financing Activities $ -

Net Increase in Cash and Cash Equivalents 5,471

Beginning Cash and Cash Equivalents 9,162

ENDING CASH AND CASH EQUIVALENTS $ **14,634**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Purpose: The company was incorporated on January 4, 1988, under the laws of the state of Tennessee. The corporation was organized to engage generally in the business of acting as underwriting agent for certain privately placed exempt security offerings.

B. Accounting Method: The company prepares its financial statements on the accrual basis of accounting whereby revenues are recognized when earned, and expenses are recorded when incurred.

C. Income Taxes: Income taxes are provided for based on the income reported in the income tax return.

NOTE 2 - SECURITIES INVESTOR PROTECTION CORPORATION

Sovereign-American Securities, Inc. is a member of the Securities Investor Protection Corporation ("SIPC") pursuant to all filings and registrations related to operating as a securities broker dealer.

NOTE 3 - CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See accompanying accountant's report

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Total ownership equity from Statement of Financial Condition	$ 14,584
Deduct: Ownership equity not allowed for net capital	-
Total ownership equity qualified for net capital	**$ 14,584**
Deductions and/or charges:	
Non-allowable asset - net receivable	-
Other additions and/or allowable credits	-
Net capital before haircuts on security positions	**$ 14,584**
Haircuts on securities	-
NET CAPITAL	**$ 14,584**

Reconciliation with company computation:

Net capital as reported in company's Part II (unaudited) Focus report 12/31/05:	$ 14,584
Income/(Expense) not reflected on Focus report:	
Rounding	-
NET CAPITAL	**$ 14,584**

See accompanying accountant's audit report and notes to financial statements.

8

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 2 - COMPUTATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

Sovereign-American Securities, Inc. will carry no margin accounts, maintain no securities on hand, promptly transmit all customer funds and will not otherwise hold funds or securities for, or owe money or securities to customers and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Sovereign-American Securities, Inc.", thereby meeting the conditions of Rule 15c3-3(k)(2)(A) exempting it from the requirements of customer protection Rule 15c3-3.

See accompanying accountant's report.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 3 - COMPUTATION OF AGGREGATE INDEBTEDNESS
AND RATIO TO NET CAPITAL
DECEMBER 31, 2005

Total Indebtedness	$ 50
AGGREGATE INDEBTEDNESS	**$ 50**

Ratio of aggregate indebtedness to net capital:

Aggregate indebtedness	$ 50	
Net capital	$ 14,634	= .0034

1500 percent limit

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 4 – STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
DECEMBER 31, 2005

There were no Liabilities subordinated to General Creditors at December 31, 2004 or at December 31, 2005. Therefore, there were no changes in Liabilities subordinated to General Creditors.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL

SOVEREIGN-AMERICAN SECURITIES, INC.
Naples, Florida

I have examined the financial statements of Sovereign-American Securities, Inc. for the period ending December 31, 2005. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by the client (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the time of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2005, which was made for the purposes set forth in the above paragraph, disclosed no weaknesses that I believe to be material.

John E. Ingram
Certified Public Accountant
February 13, 2006